FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, February 26, 2007

HUB INTERNATIONAL AGREES TO BE ACQUIRED

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that one of its longstanding portfolio investments, Hub International Limited (TSX and NYSE: HBG), has entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash by funds advised by Apax Partners together with Morgan Stanley Principal Investments. The transaction includes a voting agreement pursuant to which the 10.3 million shares (approximately 26% of Hub’s outstanding shares) held by Fairfax and its subsidiaries will be voted in favour of the proposed acquisition.

The $40.00 per share price represents a premium of 28% to Hub’s 90-trading day average closing stock price on the NYSE. The transaction values Hub at approximately $1.8 billion, which includes $145 million of debt. Upon the acquisition, Fairfax, whose shares of Hub are held primarily through its Odyssey Re (NYSE: ORH) and Northbridge Financial (TSX: NB) subsidiaries, would realize a consolidated pre-tax gain of approximately $220 million.

Prem Watsa, Chairman and Chief Executive Officer, said, “Fairfax was instrumental in forming Hub International in Canada in 1998. Under the leadership of Marty Hughes and his executive management team, Hub has grown into a leading North American insurance brokerage. Throughout Hub’s history, Fairfax has never sold a Hub share and has always supported the management team. When Marty approached us about a going-private transaction, at a fair price to all shareholders, we fully supported him. Hub has been a great partner and we wish all of their employees much success as they continue to build the company in the future. Fairfax, through its insurance subsidiaries, looks forward to continuing a long and mutually rewarding business relationship with Hub.”

Martin Hughes, Hub International’s Chairman and Chief Executive Officer, said, “Prem Watsa and Fairfax have been terrific, long-term supportive partners and shareholders for Hub and have contributed significantly to the growth and development of Hub. As our original investor in 1998, Fairfax has consistently acted in the best interest of building value for our shareholders and I am thankful for their contributions. We look forward to continuing our business relationships with the Fairfax companies in the future.”

The transaction is subject to Hub shareholder approval, Canadian court approval and other regulatory approvals including merger notification filings in the United States and Canada, as well as customary closing conditions. The transaction is expected to be completed toward the end of the second quarter of 2007.

This press release is not and shall not be deemed to be a solicitation of proxies.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941